VIA EDGAR AND FACSIMILE
July 21, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Katherine Wray, Staff Attorney
David Orlic, Special Counsel

Re:	Infosys Technologies Limited
Form 20-F for the fiscal year ended March 31, 2008
Filed April 30, 2008
File No. 000-25383
Ladies and Gentlemen:
          Infosys Technologies Limited (“Infosys,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated July 15, 2008 (the “Comment Letter”), which included comments related to the Company’s response to the comment letter dated May 29, 2008 related to filing on April 30, 2008 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008 (the “2008 Annual Report”).
To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.
Form 20-F filed on April 30, 2008
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2.1 Cash and Cash Equivalents
1.	We note your response to prior comment No. 8 that indicates the deposits with corporations can be withdrawn at any point without prior notification or penalty. Please further clarify the nature, terms, conditions and business purpose for the deposit with corporations.

Based on the Staff’s comment, we respectfully submit to the Staff further details regarding the nature, terms, conditions and business purpose for the deposits with corporations.

The Company maintains its surplus funds generated from operations with both banks and corporations in order to earn interest income on its cash balances and to reduce the impact of inflation. Infosys selects the banks and corporations at which to make such deposits based on a variety of factors, including the credit rating of the corporation, the rate of interest earned, the terms and conditions with respect to withdrawals, and other relevant factors. Infosys respectfully submits that the credit rating parameters for the corporations with which the Company makes deposits are substantially similar to the credit rating parameters that Infosys uses when selecting banks at which we make deposits of cash balances.

The deposits maintained by the Company with corporations comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty. Upon withdrawal of such deposits, the Company is entitled to receive the entire amount of principal that had been deposited along with the interest accrued to the date of withdrawal at applicable rates. As such, these deposits have similar general characteristics as demand deposits made with banks.

We respectfully submit to the Staff that, deposit with corporations of $321 million and $41 million as of March 31, 2008 and March 31, 2007, respectively, as disclosed on Form 20-F, comprise of deposits with financial institutions of $256 million and $4 million, respectively, and deposits in other corporations of $65 million and $37 million, respectively.

We respectfully advise the Staff that we will, in future submissions of periodic reports with the Commission, revise the disclosure regarding cash on deposit with corporations to clarify the nature of our deposits with corporations.
Acknowledgment
In connection with the foregoing responses to the Comment Letter, the Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +91-80-2852-0440 or by facsimile at +91-80-2852-0754, or Samuel Mani Kallupurakal at +91-80-4116-7419 or by facsimile at +91-80-4110-2554.

Sincerely,
/s/ V. Balakrishnan
V. Balakrishnan
Chief Financial Officer Infosys Technologies Limited

cc:	Samuel Mani Kallupurakal, Deputy Head of Legal, Infosys Technologies Limited
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.